Exhibit 21.1

Subsidiaries of Royal Energy Resources, Inc.

Entity	Jurisdiction of Organization	Ownership Percentage

Rhino Resource Partners, LP	Delaware	*

Blaze Minerals, LLC	West Virginia	100%

Blue Grove Coal, LLC	West Virginia	100%

Royal Ventures, LLC	Delaware	100%

* As of March 29, 2017, Royal Energy Resources, Inc. owns 100% of the general partner interest, 51.1% of the common units and 85.8% of the subordinated units, and 0% of the Series A Preferred Units.

Subsidiaries of Rhino Resource Partners, LP**

Entity	Jurisdiction of Organization

Rhino Energy LLC	Delaware

CAM Mining LLC	Delaware

Rhino Northern Holdings LLC	Delaware

Hopedale Mining LLC	Delaware

Pennyrile Energy LLC	Delaware

Clinton Stone LLC	Delaware

Sands Hill Mining LLC	Delaware

** 100% owned by Rhino Resource Partners, LP